SQUAD TECHNOLOGIES LLC dba UPSWING FITNESS

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2021 and 2020

(Unaudited)

Squad Technologies LLC
Profit and Loss
January 2020 - December 2021

	Jan - Dec 2021	Jan - Dec 2020
Total Income	$ 1,543.71	$ 1.00
Total Cost of Goods Sold	$ 110.52	$ 0.00
Gross Profit	$ 1,433.19	$ 1.00
Expenses		
Fundraising costs - fees	99.00	
Total Marketing	450.70	1.00
Total Other Expenses	316.00	
Total Rent	1,144.79	
Total Services	120,721.42	
Total Supplies	7,379.60	
Total Travel	628.19	
Total Expenses	$ 130,739.70	$ 1.00
Net Operating Income	-$ 129,306.51	$ 0.00
Net Income	-$ 129,306.51	$ 0.00

Squad Technologies LLC
Balance Sheet
As of December 31, 2021

	Jan - Dec 2021	Jan - Dec 2020
ASSETS		
Current Assets		
Cash & Cash Equivalents	272,005.93	1,000.00
Other Current Assets		
Product development	410,513.50	
Total Other Current Assets	$ 410,513.50	$ 0.00
Total Current Assets	$ 682,519.43	$ 1,000.00
TOTAL ASSETS	$ 682,519.43	$ 1,000.00
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Total Credit Cards	$ 2,838.19	$ 0.00
Other Current Liabilities		
Accrued expenses	238,355.00	
Total Other Current Liabilities	$ 238,355.00	$ 0.00
Total Current Liabilities	$ 241,193.19	$ 0.00
Total Liabilities	$ 241,193.19	$ 0.00
Equity		
Opening Balance Equity	130.00	100.00
Paid in Capital	4,602.75	900.00
Partners Capital	566,000.00	
Retained Earnings	-100.00	
Net Income	-129,306.51	0.00
Total Equity	$ 441,326.24	$ 1,000.00
TOTAL LIABILITIES AND EQUITY	$ 682,519.43	$ 1,000.00

Squad Technologies LLC
Statement of Cash Flows
January 2020 - December 2021

	Jan - Dec 2021	Jan - Dec 2020
OPERATING ACTIVITIES		
Net Income	-129,306.51	0.00
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Product development	-410,513.50	
Uncategorized Asset	0.00	
Credit Card - Chase:Credit card (8762)	2,103.45	
Credit Card - Chase:Credit Card - SZ	734.74	
Accrued expenses	238,355.00	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$ 169,320.31	$ 0.00
Net cash provided by operating activities	-$ 298,626.82	$ 0.00
FINANCING ACTIVITIES		
Opening Balance Equity	30.00	100.00
Paid in Capital	3,702.75	900.00
Partners Capital	566,000.00	
Retained Earnings	-100.00	
Net cash provided by financing activities	$ 569,632.75	$ 1,000.00
Net cash increase for period	$ 271,005.93	$ 1,000.00

Squad Technologies LLC
Statement of Equity

	COMMON UNITS		PREFERRED UNITS		Additional Paid-In	Retained Earnings (Accumulated	
	Shares	Amount	Shares	Amount	Capital	Deficit)	Total
BEGINNING BALANCE, NOVEMBER 11, 2020	-	-	-	-	-	-	-
Contributions	1,000	1,000	-	-	569,633	-	570,633
Other comprehensive (gain/loss)	-	-	-	-	-	-	-
Net Income	-	-	-	-	-	(129,307)	(129,307)
ENDING BALANCE, DECEMBER 31, 2021	1,000	1,000	-	-	569,633	(129,307)	441,326

SQUAD TECHNOLOGIES LLC
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Years Ended December 31, 2021 and 2020

1. ORGANIZATION AND PURPOSE

Squad Technologies LLC dba Upswing Fitness is a Limited Liabilities Corporation organized under the laws of the State of Pennsylvania. The Company operates a social platform and marketplace and derives revenue as a commission from membership sales.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash only. For the fiscal years ended December 31, 2021 and December 31, 2020, the Company's cash positions include its operating bank account.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and financing.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.